Mail Stop 3720

August 21, 2007

By U.S. Mail and facsimile to (720) 514-5957

Charles W. Ergen
Chairman and Chief Executive Officer
EchoStar Communications Corporation
9601 S. Meridian Boulevard
Englewood, CO 80112

> **Re: EchoStar Communications Corporation**
> **Definitive Schedule 14A**
> **Filed April 5, 2007**
> **File No. 1-26176**

Dear Mr. Ergen:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Proposal No. 1—Election of Directors, page 3

Board of Directors and Committees and Selection Process, page 4

1.   You state on page five that the nominating committee will consider director
        nominees recommended by your stockholders. Please also describe the
        procedures to be followed by stockholders in submitting such recommendations.
        See Item 407(c)(2)(iv) of Regulation S-K.

Compensation Discussion and Analysis, page 9

Executive Compensation Process, page 9

2.   So that shareholders may understand the kind of benchmarking information you
        used in determining annual executive compensation, identify all of the companies
        that you considered for purposes of benchmarking the named executive officers'
        compensation. See Item 402(b)(2)(xiv) of Regulation S-K. Also discuss how
        your compensation committee and board considered the levels and elements of
        the benchmarked companies' compensation in determining the various levels and
        elements of your executive compensation for each officer.

Executive Compensation Process, page 9

3.   Discuss any role of executive officers in determining or recommending the
        amount or form of executive compensation. See Item 407(e)(3)(ii) of Regulation
        S-K.

Executive Compensation Components, page 9

4.   As to each compensation element, please provide an analysis of how you arrived
        at and why you paid each of the particular levels and forms of compensation for
        the last fiscal year to each named executive officer. For example, you state on
        page nine that the compensation committee and board considered, among other
        factors, "their perception of the individual's performance, the individual's success
        in achieving EchoStar and individual goals, equity awards previously granted to
        the individual and planned changes in responsibilities." Yet you do not analyze
        how the committee's or the board's consideration of these factors resulted in the
        amounts paid for each element for each officer. Please provide more analysis.
        See Item 402(b)(2)(vii) of Regulation S-K.

5.   Regarding your explanation of the compensation that you paid your named
        executive officers, please consider the extent to which you should include
        separate discussion of a named executive officer's compensation where any
        policy or decisions for that named executive officer's compensation have been

materially different from those of the other named executive officers'
compensation. For example, the stock awards column in the summary
compensation table on page 13 shows that only Carl Vogel earned a stock award
in 2006, but it is not apparent as to whether the board considered only that named
executive officer in making a stock award for 2006 and why. As another
example, the grants of plan-based awards table on page 14 shows that only some
of the current named executive officers have estimated future payouts under
equity incentive plan awards and there are significant differences in the amounts
of stock and option awards for 2006. Yet it is not apparent as to what
circumstances led to these differences or whether they reflect material differences
in your policy or decision-making regarding the executives' compensation.
Please clarify. See Section II.B.1 of Securities Act Release No. 8732A.

Incentive Compensation, page 10

6.   Describe what factors the committee considers in its "subjective evaluation of [a
        named executive officer's] performance" and how it considers an "employee's
        position" in determining general equity incentive awards, as you suggest on page
        ten.

7.   Disclose the performance goals the committee and board have been considering in
        determining awards under each of the incentive plans under which the named
        executive officers may receive compensation. See Item 402(b)(2)(v) of
        Regulation S-K. Also disclose the performance targets and threshold levels that
        must be reached for payment to each of the named executive officers. See Item
        402(b)(2)(v). To the extent that you have not disclosed the targets or threshold
        levels because you believe such disclosure would result in competitive harm such
        that the information could be omitted under Instruction 4 to Item 402(b), provide
        us in your response letter with a detailed analysis as to why the information
        should be afforded confidential treatment. Then, in your filing, to the extent that
        you have a sufficient basis to keep the information confidential, discuss how
        difficult it will be for the company to achieve the undisclosed target or threshold
        levels for each executive position. See Instruction 4 to Item 402(b). Note that
        general statements regarding the level of difficulty or ease associated with
        achieving performance measures are not sufficient. In discussing how difficult it
        will be for an executive or how likely it will be for the company to achieve the
        target levels or other factors, provide as much detail as necessary without
        providing information that would result in competitive harm.

8.   Discuss whether discretion can be or has been exercised by the board or
        committee either to award compensation absent attainment of the relevant
        performance goal(s) or to reduce or increase the size of any award or payout.
        Identify any particular exercise of discretion, and state whether it applied to one
        or more specified named executive officers or to all compensation subject to the

relevant performance goal(s). See Item 402(b)(2)(vi) of Regulation S-K.

9.   Please provide additional discussion as to why, in light of the other elements of
        compensation afforded to the named executive officers, the committee or board
        determined the 2006 cash incentive plan should be an additional element. See
        Item 402(b)(1)(iv) and (vi) of Regulation S-K. Disclose the "specified 2006
        business goals and other criteria," performance targets and thresholds for payment
        to each named executive officer. To the extent that you do not disclose the targets
        or threshold levels because you believe such disclosure would result in
        competitive harm such that the information could be omitted under Instruction 4
        to Item 402(b), provide us in your response letter with a detailed analysis as to
        why the information should be afforded confidential treatment. Then, in your
        filing, to the extent that you have a sufficient basis to keep the information
        confidential, discuss how difficult it will be for the company to achieve the
        undisclosed target or threshold levels for each executive position. See Instruction
        4 to Item 402(b).

10.   Disclose any multiples or formulas that the committee or board uses in
        determining each named executive officer's incentive award. We note your
        disclosure on page eleven that suggests at least the performance-based conditional
        cash incentives are based on different multiples of each officer's base salary.

Executive Compensation Committee Report on Executive Compensation, page 12

11.   The compensation committee states that its recommendation is "subject to the
        limitations on the role and responsibilities of the Compensation Committee
        referred to above." Tell us in your response letter why you have included this
        apparent limitation to the recommendation required by Item 407(e)(5) of
        Regulation S-K.

Executive Compensation and Other Information, page 13

12.   Your disclosure on page twelve conveys that the named executive officers at a
        minimum may have accelerated vesting of their restricted stock units and stock
        options. This circumstance suggests that you should include full Regulation S-K
        Item 402(j) disclosure regarding potential payments to the officers upon
        termination or change-in-control. See generally Item 402(j) of Regulation S-K
        and particularly Instructions 1 and 3 to Item 402(j) of Regulation S-K. If their
        compensation falls within the circumstances described in Instruction 5 to Item
        402(j) of Regulation S-K, please clarify.

<u>Director Compensation and Nonemployee Director Option Plans for 2006, page 16</u>

13.   We note your statement in a footnote to the table that you "have granted the
        following options to [y]our nonemployee directors under th[e] plans," but it is not
        apparent as to whether, by this footnote, you have disclosed the aggregate number
        of stock awards and the aggregate number of option awards outstanding at fiscal
        year end held by each of those directors, as required in the Instruction to Item
        402(k)(2)(iii) and (iv) of Regulation S-K. Please clarify.

        Please respond to our comments by September 21, 2007, or tell us by that time
when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from
the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  the filing;

- staff comments or changes to disclosure in response to comments do not
  foreclose the Commission from taking any action with respect to the filing;
  and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3359 with any questions.

Sincerely,

Cheryl L.Grant
Attorney-Advisor